Exhibit (a)(1)

RESOURCES ACCRUED MORTGAGE 2, L.P.
1175 W. Moana Lane
Reno, Nevada 89509
(775) 825-3355


March 29, 2002



Dear Limited Partner:

     Please be advised that on March 29, 2002, the general partner of your partnership received an unsolicited tender offer to purchase up to 28,000 of the outstanding limited partnership interests of the partnership for $80 per unit. The offer is being made by Virginia Springs Limited Liability Company ("Virginia Springs"), an entity affiliated with your general partner and certain of the limited partners of your partnership which own approximately 36.3% of the units. You have recently received information regarding this offer.

     Due to the affiliation between Virginia Springs and the general partner or your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Virginia Springs. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you chose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you chose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                                 Sincerely,


                                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.













                                     -6-